Exhibit 99.1

Fleetmatics Announces Record Second Quarter 2013 Financial Results

•	Over 388,000 total subscribed vehicles attained

•	Total revenue of $42.5 million, up 39% year-over-year

•	GAAP EPS of $0.16; non-GAAP adjusted EPS of $0.23, up 360% year-over-year

•	Adjusted EBITDA of $14.2 million, up 142% year-over-year

•	Generated free cash flow of $2.1 million

Dublin, Ireland and Boston, MA, August 7, 2013 — Fleetmatics Group PLC (NYSE: FLTX), a leading global provider of fleet management solutions for commercial fleet vehicles delivered as Software-as-a-Service (SaaS), today announced financial results for its second quarter ended June 30, 2013.

“We are very pleased with our strong execution during the second quarter, which was highlighted by the ongoing robust demand for our comprehensive fleet management solution,” stated Jim Travers, Chief Executive Officer of Fleetmatics. “Our ability to transform vehicle and driver behavioral data into actionable intelligence for our SMB customers resulted in subscription growth, revenue and profitability that were above our expectations. Looking forward, we have entered the second half of the year with strong momentum and remain in position to grow market share worldwide by acquiring new customers, increasing sales to existing customers, entering new geographies and introducing new features.”

Second Quarter 2013 Financial Highlights

•	Revenue: Total revenue for the second quarter was $42.5 million, an increase of 39.1% compared to $30.6 million for the second quarter of 2012.

•

Gross Profit: GAAP gross profit for the second quarter was $31.7 million, compared to $21.7 million for the second quarter of 2012. GAAP gross margin was 74.5% compared to 70.9% for the same period in 2012. Non-GAAP gross profit, which excludes share-based compensation and amortization of intangible assets was $31.8 million for the quarter compared to $21.8 million in the year ago period. Non-GAAP gross margin was 74.9% for the second quarter of 2013, compared to 71.3% during the same period last year.

•

Operating Income: GAAP operating income for the second quarter was $8.6 million, compared to $1.1 million for the second quarter of 2012. Non-GAAP operating income, which excludes share-based compensation, amortization of intangible assets and other items as defined in “Non-GAAP Financial Measures”, was $10.9 million, compared to $3.4 million for the second quarter of 2012.

•

Net Income/loss: GAAP net income for the second quarter was $5.7 million, compared to a loss of $1.4 million for the same period last year. GAAP net income per share attributable to ordinary shareholders for the second quarter was $0.16, based on 36.4 million weighted-average diluted shares outstanding, compared to a loss of $0.99, based on 1.5 million weighted-average diluted shares outstanding, for the same period last year.

Non-GAAP adjusted earnings, which excludes share-based compensation, amortization of intangible assets and other items as defined in “Non-GAAP Financial Measures”, was $8.3 million for the second quarter, compared to $1.4 million for the second quarter of 2012. Non-GAAP adjusted earnings per share for the second quarter was $0.23 based on 36.4 million weighted-average diluted shares outstanding compared to $0.05 per share based on 28.2 million pro forma weighted-average diluted shares outstanding for the same period last year.

•

Adjusted EBITDA: Adjusted EBITDA for the second quarter was $14.2 million, an increase of 141.7% compared to $5.9 million for the second quarter of 2012. Adjusted EBITDA margin was 33.5% for the second quarter of 2013, compared to a 19.3% margin for the same period last year. Adjusted EBITDA is defined as net income (loss) plus provision for income taxes; interest (income) expense, net; foreign currency transaction (gain) loss, net; depreciation and amortization of property and equipment; amortization of capitalized in-vehicle devices owned by customers; amortization of intangible assets; share-based compensation; and other items as defined in “Non-GAAP Financial Measures.”

A reconciliation of GAAP to non-GAAP financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

•

Balance Sheet: As of June 30, 2013, Fleetmatics had cash of $105.2 million, an increase of $3.2 million since March 31, 2013. Subsequent to the end of the quarter, Fleetmatics completed a follow on offering on July 30, 2013, which generated net proceeds of approximately $31.6 million for the Company.

During the second quarter of 2013, the Company generated $11.1 million in net cash from operations and invested $9.0 million in capital expenditures, resulting in free cash flow of $2.1 million. During the second quarter of 2012, the Company generated $2.1 million in net cash from operations and invested $7.3 million in capital expenditures, resulting in free cash flow of negative $5.2 million.

Second Quarter 2013 and Recent Operating Highlights

•	Acquired Australian-based, Connect2Field, a privately held developer of cloud-based field service management applications.

•	Fleetmatics ended the second quarter of 2013 with over 388,000 active vehicles under subscription, up 38.1% compared to over 281,000 during the second quarter of 2012.

•

Quarterly net churn during the second quarter of 2013 improved to 1.3% compared to 0.9% during the second quarter of 2012. We calculate our net churn for a period by dividing (i) the number of vehicles under subscription added from existing customers less vehicles under subscription lost from existing customers over that period by (ii) the total vehicles under subscription at the beginning of that period. A positive net churn in each period means we added more vehicles from existing customers than we lost from those customers during the particular period.

Financial Outlook

As of August 7, 2013, Fleetmatics is initiating guidance for the third quarter of 2013 and full year 2013 as follows:

Third Quarter 2013 Guidance: Total revenue is expected to be in the range of $44.3 million to $44.7 million. Adjusted EBITDA is expected to be in the range of $13.9 million to $14.3 million. Non-GAAP adjusted earnings per share is expected to be in the range of $0.20 to $0.22 based on approximately 37.6 million weighted-average diluted shares outstanding.

Full Year 2013 Guidance: Total revenue is expected to be in the range of $171.2 million to $172.7 million, which represents growth of 34.9% year-over-year at the midpoint. Adjusted EBITDA is expected to be in the range of $53.1 million to $54.1 million. Non-GAAP diluted adjusted earnings per share is expected to be in the range of $0.79 to $0.82 based on approximately 37.0 million weighted-average diluted shares outstanding.

Quarterly Conference Call

Fleetmatics will host a conference call today at 5:00 p.m. EST to discuss the Company’s financial results for the second quarter 2013, its business outlook and other matters. To access this call, dial +1-877-419-6600 (United States), or +1-719-325-4831 (international), with conference ID #2006173. A live webcast of this conference call will also be available on the investor relations portion of the Company’s website at ir.fleetmatics.com, and a replay will be archived on the website as well. A replay of this conference call will also be available through August 21, 2013, by dialing +1-877-870-5176 (United States), or +1-858-384-5517 (international). The recording access code is #2006173.

About Fleetmatics Group PLC

Fleetmatics Group PLC is a leading global provider of fleet management solutions for small and mid-sized businesses delivered as Software-as-a-Service (SaaS). Our solutions enable businesses to meet the challenges associated with managing local fleets, and improve the productivity of their mobile workforces, by extracting actionable business intelligence from real-time and historical vehicle and driver behavioral data.

Fleetmatics’ intuitive, cost-effective Web-based solutions provide fleet operators with visibility into vehicle location, fuel usage, speed and mileage, and other insights into their mobile workforce, enabling them to reduce operating and capital costs, as well as increase revenue. Fleetmatics serves more than 19,000 customers, with over 388,000 subscribed vehicles worldwide.

Fleetmatics’ solutions are marketed both under the Fleetmatics (www.fleetmatics.com) and SageQuest (www.sage-quest.com) brands.

Investor Contact:

Seth Potter

ICR Inc. on behalf of Fleetmatics

(646) 277-1230

fleetmatics@icrinc.com

Non-GAAP Financial Measures

In this release, Fleetmatics’ non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income, non-GAAP adjusted earnings, non-GAAP diluted adjusted earnings per share, Adjusted EBITDA and Adjusted EBITDA margin are not presented in accordance with generally accepted accounting principles (GAAP) and are not intended to be used in lieu of GAAP presentations of results of operations. Non-GAAP gross profit and non-GAAP gross margin exclude share-based compensation and amortization of intangible assets. Non-GAAP operating income, Non-GAAP adjusted earnings and non-GAAP diluted adjusted earnings per share exclude share-based compensation; amortization of intangible assets; foreign currency transaction (gain) loss; loss on extinguishment of debt; certain non-recurring litigation and settlement costs; certain non-recurring secondary public offering costs; acquisition-related transaction costs; management services agreement expense; the tax effects related to these items, and the tax reserve component of the income tax provision.

Adjusted EBITDA is defined as net income (loss) plus provision for income taxes; interest (income) expense, net; foreign currency transaction (gain) loss, net; depreciation and amortization of property and equipment; amortization of capitalized in-vehicle devices owned by customers; amortization of intangible assets; share-based compensation; certain non-recurring litigation and settlement costs; certain non-recurring secondary public offering costs; acquisition-related transaction costs; management services agreement expense; and loss on extinguishment of debt.

Management presents these non-GAAP financial measures because it considers them to be important supplemental measures of performance. Management uses the non-GAAP financial measures for planning purposes, including analysis of the company’s performance against prior periods, the preparation of operating budgets and to determine appropriate levels of operating and capital investments. Management also believes that the non-GAAP financial measures provide additional insight for analysts and investors in evaluating the company’s financial and operational performance. However, these non-GAAP financial measures have limitations as an analytical tool and are not intended to be an alternative to financial measures prepared in accordance with GAAP. We intend to provide these non-GAAP financial measures as part of our future earnings discussions and, therefore, the inclusion of these non-GAAP financial measures will provide consistency in our financial reporting. Investors are encouraged to review the reconciliation of these non-GAAP measures to their most directly comparable GAAP financial measures. A reconciliation of our non-GAAP financial measures to their most directly comparable GAAP measures has been provided in the financial statement tables included below in this press release.

The Company’s earnings press releases containing such non-GAAP reconciliations can be found on the Investors section of the Company’s web site at http://ir.fleetmatics.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about our growing our market share, acquiring new customers, increasing sales to existing customers, entering new geographies, introducing new features, and our expected financial results for the third quarter of 2013, the full year of 2013 and the financial results for the second quarter of 2013. These forward-looking statements include, but are not limited to: plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts and statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, risks associated with our ability to effectively and efficiently attract, sell to and retain SMB customers; our ability to attract customers on a cost-effective basis, our ability to retain and increase sales to our existing customers; our ability to successfully complete and integrate acquisitions; expectations regarding the widespread adoption of fleet management solutions; our ability to expand the sales of our products to customers located outside the U.S.; our ability to continue to compete in a highly fragmented market and the risk of future competitors by way of acquisition or otherwise; keeping up with the rapid technological change required to remain competitive in our industry; and the impact of adverse economic conditions on information technology spending by SMB business, and other risks set forth under the caption “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2013, as amended on Form 20-F/A filed with the Securities and Exchange Commission on July 22, 2013, as updated by our subsequently furnished or filed quarterly reports on Form 6-K, annual reports on Form 20-F and other filings that we make with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Subscription revenue	$42,529	$30,566	$80,948	$58,405
Cost of subscription revenue	10,834	8,889	20,831	17,332

Gross profit	31,695	21,677	60,117	41,073

Operating expenses:
Sales and marketing	13,600	10,265	26,201	20,199
Research and development	2,461	1,757	4,555	3,374
General and administrative	7,080	8,533	15,020	14,229

Total operating expenses	23,141	20,555	45,776	37,802

Income from operations	8,554	1,122	14,341	3,271
Interest income (expense), net	(372)	(481)	(738)	(1,104)
Foreign currency transaction gain (loss), net	(300)	(358)	(656)	(142)
Loss on extinguishment of debt	—	(934)	—	(934)

Income (loss) before income taxes	7,882	(651)	12,947	1,091
Provision for income taxes	2,200	739	4,305	1,457

Net income(loss)	5,682	(1,390)	8,642	(366)
Accretion of redeemable convertible preferred shares to redemption value	—	(112)	—	(222)

Net income (loss) attributable to ordinary shareholders	$5,682	$(1,502)	$8,642	$(588)

Net income (loss) per share attributable to ordinary shareholders:
Basic	$0.16	$(0.99)	$0.25	$(0.39)

Diluted	$0.16	$(0.99)	$0.24	$(0.39)

Weighted average ordinary shares outstanding:
Basic	34,990,936	1,515,490	34,802,543	1,510,047

Diluted	36,441,602	1,515,490	36,353,988	1,510,047

FLEETMATICS GROUP PLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	June 30, 2013	December 31, 2012
	(Unaudited)
Assets
Current assets:
Cash	$105,209	$100,087
Restricted cash	64	64
Accounts receivable, net of allowances of $1,169 and $887 at June 30, 2013 and December 31, 2012, respectively	11,185	8,871
Deferred tax assets	8,392	8,402
Prepaid expenses and other current assets	10,774	10,371

Total current assets	135,624	127,795
Property and equipment, net	51,821	41,132
Goodwill	24,879	24,879
Intangible assets, net	6,077	7,013
Deferred tax assets, net	1,010	1,084
Other assets	8,286	8,722

Total assets	$227,697	$210,625

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$8,319	$9,115
Accrued expenses and other current liabilities	12,196	11,764
Deferred revenue	21,923	17,087
Current portion of long-term debt	1,250	1,250

Total current liabilities	43,688	39,216

Deferred revenue	7,614	8,931
Accrued income taxes	15,227	14,559
Long-term debt, net of discount of $485 and $556 at June 30, 2013 and December 31, 2012, respectively	22,328	22,881
Other liabilities	4,042	4,016

Total liabilities	92,899	89,603

Total shareholders’ equity	134,798	121,022

Total liabilities and shareholders’ equity	$227,697	$210,625

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2013	2012
Cash flows from operating activities:
Net income (loss)	$8,642	$(366)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and equipment	6,065	4,475
Amortization of capitalized in-vehicle devices owned by customers	446	308
Amortization of intangible assets	934	1,166
Amortization of deferred commissions, other deferred costs and debt discount	2,989	2,328
Provision for (benefit from) deferred taxes	(73)	(53)
Provision for accounts receivable allowances	697	843
Unrealized foreign currency transaction (gain) loss	640	157
Loss on disposal of property and equipment and other assets	1,499	840
Loss on extinguishment of debt, non-cash portion	—	405
Share-based compensation	2,205	969
Changes in operating assets and liabilities:
Accounts receivable	(3,094)	(2,786)
Prepaid expenses and other current and long-term assets	(4,288)	(5,956)
Accounts payable, accrued expenses and other current liabilities	2,252	4,360
Accrued income taxes	668	1,095
Deferred revenue	3,614	(1,193)

Net cash provided by operating activities	23,196	6,592

Cash flows from investing activities:
Purchases of property and equipment	(17,542)	(12,700)
Capitalization of internal-use software costs	(904)	(472)
Net increase in restricted cash	—	(45)

Net cash used in investing activities	(18,446)	(13,217)

Cash flows from financing activities:
Proceeds from (payments of) Term Loan	(625)	23,908
Proceeds from exercise of stock options	2,625	11
Excess tax benefits from share-based awards	—	20
Payments of Senior Secured Notes	—	(17,500)
Payments of previously accrued initial public offering costs	(1,329)	—
Payments of capital lease obligations	(180)	(200)

Net cash provided by financing activities	491	6,239

Effect of exchange rate changes on cash	(119)	(78)

Net increase (decrease) in cash	5,122	(464)
Cash, beginning of period	100,087	8,615

Cash, end of period	$105,209	$8,151

Supplemental disclosure of cash flow information:
Cash paid for interest	$658	$958
Cash paid, net for income taxes	$1,205	$763
Supplemental disclosure of non-cash financing and investing activities:
Accretion of redeemable convertible preferred shares to redemption value	$—	$222
Acquisition of property and equipment through capital leases	$—	$31
Additions to property and equipment included in accounts payable at the balance sheet dates	$1,300	$1,466

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT AND OPERATING INCOME

(In thousands)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Gross Profit GAAP	$31,695	$21,677	$60,117	$41,073
Share-based compensation	101	30	143	50
Amortization of intangible assets	52	95	104	190

Gross Profit Non-GAAP	$31,848	$21,802	$60,364	$41,313

Subscription revenue	$42,529	$30,566	$80,948	$58,405
Gross Margin Percentages:
GAAP	74.5%	70.9%	74.3%	70.3%
Non-GAAP	74.9%	71.3%	74.6%	70.7%

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Operating income GAAP	$8,554	$1,122	$14,341	$3,271
Share-based compensation	1,601	421	2,205	969
Amortization of intangible assets	467	583	934	1,166
Management Services Agreement expense	—	1,247	—	1,799
Secondary public offering costs	256	—	893	—
Litigation and settlements	(72)	—	288	—
Acquisition-related transaction costs	114	—	114	—

Operating income Non-GAAP	$10,920	$3,373	$18,775	$7,205

RECONCILIATION OF GAAP NET INCOME (LOSS) TO ADJUSTED EBITDA

(In thousands)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Reconciliation of Net Income (Loss) to Adjusted EBITDA:
Net income (loss)	$5,682	$(1,390)	$8,642	$(366)
Provision for income taxes	2,200	739	4,305	1,457
Interest (income) expense, net	372	481	738	1,104
Foreign currency transaction (gain) loss, net	300	358	656	142
Depreciation and amortization of property and equipment	3,073	2,342	6,065	4,475
Amortization of capitalized in-vehicle devices owned by customers	233	170	446	308
Amortization of intangible assets	467	583	934	1,166
Share-based compensation	1,601	421	2,205	969
Secondary public offering costs	256	—	893	—
Litigation and settlements	(72)	—	288	—
Acquisition-related transaction costs	114	—	114	—
Management Services Agreement expense	—	1,247	—	1,799
Loss on extinguishment of debt	—	934	—	934

Adjusted EBITDA	$14,226	$5,885	$25,286	$11,988

Subscription revenue	$42,529	$30,566	$80,948	$58,405
Adjusted EBITDA margin	33.5%	19.3%	31.2%	20.5%

RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP ADJUSTED EPS

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net income (loss)	$5,682	$(1,390)	$8,642	$(366)
Amortization of intangible assets	467	583	934	1,166
Share-based compensation	1,601	421	2,205	969
Foreign currency transaction (gain) loss, net	300	358	656	142
Secondary public offering costs	256	—	893	—
Litigation and settlements	(72)	—	288	—
Acquisition-related transaction costs	114	—	114	—
Management Services Agreement expense	—	1,247	—	1,799
Tax effect of non-GAAP adjustments above at 15%	(400)	(391)	(764)	(611)
Tax reserve component of income tax provision	391	546	821	1,095

Adjusted earnings	$8,339	$1,374	$13,789	$4,194

Pro forma weighted average ordinary shares outstanding — diluted	36,441,602	28,168,873	36,353,988	28,163,431
Non-GAAP adjusted EPS	$0.23	$0.05	$0.38	$0.15

FLEETMATICS GROUP PLC

RECONCILIATION TO NON-GAAP INCOME

(In thousands)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Cost of subscription revenue
Share-based compensation	$101	$30	$143	$50
Amortization of intangible assets	52	95	104	190

Subtotal cost of subscription revenue	153	125	247	240
Sales and marketing
Share-based compensation	560	157	803	460
Amortization of intangible assets	415	488	830	976

Subtotal sales and marketing	975	645	1,633	1,436
Research and development
Share-based compensation	256	46	308	81

Subtotal research and development	256	46	308	81
General and administrative
Share-based compensation	684	188	951	378
Management Services Agreement expense	—	1,247	—	1,799
Secondary public offering costs	256	—	893	—
Litigation and settlements	(72)	—	288	—
Acquisition-related transaction costs	114	—	114	—

Subtotal general and administrative	982	1,435	2,246	2,177
Foreign currency transaction (gain) loss, net	300	358	656	142
Tax effect of non-GAAP adjustments, net of tax reserve component of income tax provision	(9)	155	57	484

Total expense add-backs	$2,657	$2,764	$5,147	$4,560